Filed by Medtronic, Inc. (SEC File No.: 001-07707)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Covidien plc

Form S-4 File No.: 333-197406

Date: October 10, 2014

CHRIS J. O’CONNELL

Executive Vice President and Group President, Restorative Therapies Group

Chris O’Connell was named Executive Vice President and President for the Restorative Therapies Group in August, 2009, with global responsibility for the company’s Spine and Biologics, Neuromodulation, Surgical Technologies and Orthopedics business units. Chris provides overall strategic direction and operational management of the Group’s four divisions, as well as leading the integration of the Group’s activities within the overall strategy of Medtronic.

Chris joined Medtronic in 1994 and has held a variety of leadership positions within the company. Most recently, Chris served as Senior Vice President and President of the Diabetes business, based in Northridge, California. Previously, he served as President of Medtronic Physio-Control, based in Redmond, Washington. He has also held key leadership positions in the company’s Cardiac Rhythm Disease Management business, including Vice President of Sales and Marketing, and Vice President/General Manager of the Patient Management Business. In addition, Chris led key corporate functions as Vice President of Corporate Strategy, and Director of Investor Relations. He began his Medtronic career in Corporate Development.

Before joining Medtronic, Chris worked for the Corporate Finance unit of Chemical Bank. Chris earned a bachelor’s degree from Northwestern University in 1989 and a master’s degree in business administration from Harvard University in 1994.

MIKE J. COYLE

Executive Vice President and Group President, Cardiac and Vascular Group

Mike Coyle was named Executive Vice President and Group President for the Medtronic’s Cardiac Rhythm Heart Failure (CRHF), Coronary and Structural Heart (CSH), and Aortic and Peripheral Vascular (APV) business units in December 2009. In this role, Mike oversees three Medtronic businesses, providing strategic direction, and ensuring cross-functional synergies including integrated growth plans and alignment.

Prior to joining Medtronic, Mike most recently provided leadership consulting services to private equity, venture capital and medical device technology firms. From 2001 to 2007, he served as President of the CRM division at St. Jude Medical where he led the company’s global pacemaker, implantable cardioverter defibrillator, and cardiac resynchronization businesses. He also served St. Jude as President of the company’s Daig Catheter division. In addition, Mike has held numerous leadership positions at Eli Lilly & Company.

He earned a bachelor’s degree from Case Western Reserve University and a master’s degree in business administration from the Wharton School of Business, University of Pennsylvania.

HOOMAN HAKAMI

Executive Vice President and President, Diabetes

Hooman Hakami was named Executive Vice President and Group President of Medtronic Diabetes in June of 2014. Hooman provides overall strategic direction and operational management of the Group’s three global business units.

Hooman came to Medtronic after more than 20 years at General Electric. He was President and CEO of Detection & Guidance Solutions at GE Healthcare from April 2012 until May 2014. In that role he led that company’s business specializing in x-ray based technology solutions.

Previously he served as President and CEO of the Interventional Systems business based in France, and the Global Clinical Systems Services for GE Healthcare.

Hooman received his Bachelor in Business Administration degree in operations management from the University of Massachusetts, where he graduated cum laude in 1991. Away from work he enjoys travel, sports, and spending time with his family.

BRYAN C. HANSON

Group President, Covidien

Bryan Hanson is Group President of Covidien. In this position, Bryan directs all strategic and day-to-day operations to drive business development and innovation for Medical Devices, Medical Supplies, as well as Emerging Markets and Developed Markets. He is responsible for the business’ success and organic growth; while expanding the Company’s global reach. Upon close of the transaction he will become Executive Vice President and Group President, Covidien.

With more than 20 years in the medical device industry, Bryan’s philosophy centers on the shared needs of patients and customers – supporting healthcare partners as they help patients live longer and suffer less, while delivering quality care to more people around the globe at an affordable cost.

In 2014, Bryan was named to the newly created position of Group President, Covidien which added Medical Supplies, Emerging Markets and Developed Markets to his areas of responsibility. In 2013, Bryan became Group President of the three largest businesses in Covidien called Medical Devices and led the U.S. region. In 2011, as Surgical Solutions Group President, Bryan transformed two of Covidien’s largest divisions—Energy-based Devices and Surgical Devices—into one, global business unit, Surgical Solutions, to better meet the needs of patients and customers while delivering greater, more efficient performance for the Company. As a part of this change, Bryan established a new organizational structure that aligned the business according to a market life cycle.

Prior to leading Covidien’s Surgical Solutions Group, Bryan’s experiences include serving as President of Covidien’s Energy-based Devices business, which he doubled in size and led to become the fastest growing business unit in the Company’s Medical Devices segment. Bryan also served as President of Covidien’s Patient Care Division, which included traditional wound care, advanced wound care, urology and incontinent care; Vice President of International Marketing across all Covidien businesses; and Vice President/General Manager of the Vascular Therapies Division.

Outside of business, Bryan is devoted to his family and dedicated to the needs of underprivileged children. Involved in the Fresh Air Fund, Bryan and his family participate in their Volunteer Host Family Program, hosting children from low-income communities for the summer over the past eight years. He is also a member of the University of Colorado Leeds School of Business Advisory Board. A CrossFit enthusiast, Bryan is a passionate advocate of programs and initiatives that improve quality of life through fitness.

Bryan holds a Bachelor of Science degree in Finance from Florida State University. He also completed the Kellogg School of Management Finance for Executives program in 2010 and the Harvard Executive Education in Leadership program in 2013.

MIKE GENAU

Senior Vice President and President, U.S. Region

Mike Genau is the Senior Vice President and President of Medtronic’s U.S. Region, leading Medtronic’s focus on developing healthcare solutions that align with the clinical and economic needs of key partners across the healthcare continuum. Upon close of the transaction, he will become Senior Vice President and President, Medtronic’s Americas Region.

In his role, he establishes and manages key executive relationships with various stakeholders throughout the healthcare industry, with a focus on the application of the full spectrum of the company’s products, programs and services. In addition, he develops and drives execution of collaborative programs and new business model opportunities and represents Medtronic with federal, state and government agencies on policy issues affecting the company and industry. Mike also oversees customer care and strategic sourcing for the U.S., ensuring critical operations are aligned to business needs.

Mike brings 25 years of global healthcare leadership experience to Medtronic, including international and domestic assignments for companies such as Johnson and Johnson, General Electric, Kinetic Concepts and Zeltiq Aesthetics. He has a comprehensive background in developing global strategy, leading commercial operations, and advancing clinical and economic value propositions for significant revenue growth.

Mike holds a bachelor’s degree in Interdisciplinary Studies from the University of South Carolina.

ROB TEN HOEDT

Executive Vice President & President, EMEA & Canada

Rob ten Hoedt is Executive Vice President and President, Europe, Middle East & Africa and Canada, and a member of the Company’s Executive Committee (ExCom). Upon close of the transaction, Rob will serve as Executive Vice President and President of the Europe, Middle East, and Africa (EMEA) region.

Since 2009, he has held the role of Senior Vice President and President, EMEA & Canada. He has full responsibility for all sales and distribution of Medtronic products and therapies across these regions. Prior to this, Rob ran the CardioVascular business for Europe & Central Asia as its Vice President.

Rob started his career in Medtronic in 1991 as Marketing Manager for Western Europe’s Neurological business, based in Brussels, Belgium. In 1994, he went on to lead the start-up of Medtronic’s Gastro-Uro business in Europe, for which he subsequently held global responsibility.

In 1999 Rob was appointed Vice President & General Manager of Vitatron, a Netherlands-based, wholly-owned subsidiary of Medtronic. In this role, he was responsible for developing and marketing pacing devices and under his leadership, Vitatron built a strong image and market position in the medical technology world.

In 2006, Rob moved to Medtronic’s European Headquarters in Tolochenaz, Switzerland to lead the Western European CardioVascular business.

With over 25 years of experience in the medical device business, Rob has a wealth of experience in sales, sales management, marketing and general management. Before joining Medtronic in 1991, Rob held different positions in a number of medical technology companies including Arjo Hospital Equipment and Polystan Benelux. He also ran his own Distributor Company for a number of years. Rob holds a degree in Commercial Economy from the H.E.A.O. and a Masters in Marketing from the NIMA Business School in the Netherlands.

CHRIS LEE

Vice President and President, Greater China

Chris Lee ( ) is the President of Medtronic Greater China and Vice President of Medtronic. In this role, he assumes management responsibility and oversees daily operations in Medtronic’s Greater China offices. Upon close of the transaction he will become Senior Vice President and President of the Greater China Region.

Chris joined Medtronic on September 3, 2012 from Bayer HealthCare, where he had most recently served as Region Head for China and Hong Kong/Managing Director. In the role at Bayer HealthCare, Chris was responsible for overall Bayer Healthcare operations in China and Hong Kong with annual sales in excess of $1.7 billion and more than 6,000 staff, including responsibility for pharmaceuticals, consumer over the counter, animal health and medical devices.

Chris has a long track record of strong global leadership in healthcare. Before Bayer, he had worked with a number of multinational companies like Bristol Myers Squibb in Asia Pacific, including Korea, Australia and New Zealand, as well as multinational companies operating in the U.S., such as Merch Sharp and Dohme.

Over the past years, Chris has won a variety of awards issued by the Chinese government, national media, and industry associations, for his outstanding business leadership and contribution to the development of Chinese healthcare sector.

He is the author of two best-selling books, one on emotional management and the other on marketing. He is also a pioneer in workplace happiness management.

Chris holds a bachelor’s degree from the University of Arizona, Tucson and a master’s degree from the American Graduate School of International Management (Thunderbird). He is fluent in English and Korean, with good understanding of Mandarin Chinese and Japanese.

Chris has presented at a number of prestigious institutions on the topics of management and leadership. He once served as an executive director in pharmaceutical industry associations in China (RDPAC), Australia (Medicines Australia), and Korea (Korea Pharma).

BOB WHITE

President, Emerging Markets, Covidien

Bob White is President, Emerging Markets of Covidien plc, a position he has held since July 2014. Bob is responsible for Covidien’s business and growth opportunities in Asia, Latin America, Eastern Europe, the Middle East and Africa. Collectively these are Covidien’s fastest growing regions. Upon close of the transaction he will become Senior Vice President and President of Medtronic’s Asia Pacific Region, based in Singapore.

Prior to being appointed to his current position, Bob had been President, Respiratory and Monitoring Solutions since 2011. He joined Covidien in 2010 as Vice President and General Manager of the Patient Monitoring business. Previously, he held leadership positions at GE Healthcare and IBM.

Bob holds a bachelor’s degree in marketing from Cleveland State University and a master’s degree in finance and information systems from Case Western Reserve University. Among other industry involvement, he is a Fellow of the American College of Healthcare Executives (FACHE), on the Board of Directors of the Anesthesia Patient Safety Foundation (APSF), and on the Board of Governors of the National Patient Safety Foundation (NPSF).

GARY ELLIS

Executive Vice President and Chief Financial Officer

Gary Ellis is Executive Vice President and Chief Financial Officer. He is responsible for the treasury, tax, controllership, internal audit, and investor relations functions at Medtronic. Gary began his career with Medtronic in 1989 as Assistant Corporate Controller. He has served the company in several financial roles including, Vice President of Finance for Medtronic Europe; Vice President and Corporate Controller responsible for the finance and accounting functions for the company; and as Vice President, Corporate Controller and Treasurer. He has been Chief Financial Officer since 2005.

Prior to joining Medtronic, Gary was a Senior Audit Manager for Price Waterhouse where, in addition to several other responsibilities, he managed the Medtronic audit for nearly 10 years. He has worked with several large corporate organizations, as well as providing audit services to numerous non-profit organizations.

Gary received his bachelor of science degree in Accounting in 1978 from the University of South Dakota. He is very active in community activities and has contributed many years of service on the Board of Directors and as President of his local church and other non-profit organizations. He served as the Chairman of the American Heart Association Board in 2007-2008 and currently serves on the boards of the Science Museum of Minnesota, the Greater Twin Cities United Way, and the Toro Company. Gary also is a member of the Minnesota Society of CPAs.

BRAD LERMAN

Senior Vice President, General Counsel and Corporate Secretary

Brad Lerman became Senior Vice President, General Counsel and Corporate Secretary at Medtronic in May of 2014. In addition to leading the company’s global legal function, he directs the Medtronic government affairs department and serves as a member of the Medtronic executive committee.

Brad came to Medtronic from the Federal National Mortgage Association (Fannie Mae), where he was Executive Vice President, General Counsel and Corporate Secretary. Previously he served as Senior Vice President, Associate General Counsel and Chief Litigation Counsel for Pfizer, where he led the company’s product and commercial litigation, government investigations and patent litigation teams. Brad also has extensive experience as a private practice attorney; he served as Litigation Partner at Winston & Strawn LLP in Chicago, where he co-chaired the firm’s white collar defense practice group. He has also been a federal prosecutor for the U.S. Department of Justice, serving eight years as an Assistant U.S. Attorney in the Northern District of Illinois. In all, he brings 25 years of legal experience in the public and private sectors to Medtronic.

Brad received his juris doctor from Harvard Law School, where he graduated cum laude, and his bachelor’s degree in economics from Yale University, where he graduated summa cum laude. He was also an adjunct professor at Northwestern University School of Law.

CAROL A. SURFACE

Senior Vice President and Chief Human Resources Officer

Carol Surface joined Medtronic as Senior Vice President and Chief Human Resources Officer in September 2013. In her role, Carol leads Medtronic’s worldwide human resources strategy. Her key focus areas include enterprise talent management and succession planning, leadership development, diversity and inclusion, executive compensation, and organizational effectiveness for Medtronic’s 46,000 employees worldwide.

Prior to joining Medtronic, Carol served as Executive Vice President and Chief Human Resources Officer at Best Buy Co., Inc., the largest retailer of consumer technology products and services. Carol also spent 10 years at PepsiCo, holding a series of HR leadership roles of increasing responsibility, including Chief Personnel Officer for PepsiCo International. She has lived and worked in Asia, the Middle East, as well as the United States. Carol also brings early career experience from other businesses and industries including Kmart, and Dow Chemical, where she completed an internship as a doctoral candidate.

Carol earned both a master’s degree and Ph.D. in industrial/organizational psychology from Central Michigan University. She serves on the Board of Directors at the Walker Art Center in Minneapolis and is a member of the HR Policy Association, The Society for Industrial-Organizational Psychologists, and the Conference Board HR Council. She has also published in professional and academic journals such as Psychological Assessment and Advances in Developing Human Resources.

RICK E. KUNTZ, M.D.

Senior Vice President and Chief Scientific, Clinical and Regulatory Officer

Dr. Rick Kuntz is Senior Vice President and Chief Scientific, Clinical and Regulatory Officer of Medtronic.. In this role, which he assumed in August 2009, Rick oversees the company’s global regulatory affairs, health policy and reimbursement, clinical research activities, ventures and new therapies, strategy and innovation, corporate development, and acquisitions, integrations and divestitures functions.

Rick joined Medtronic in October 2005, as Senior Vice President and President of Medtronic Neuromodulation, which encompasses the company’s products and therapies used in the treatment of chronic pain, movement disorders, spasticity, overactive bladder and urinary retention, benign prostatic hyperplasia, and gastroparesis. In this role he was responsible for the research, development, operations and product sales and marketing for each of these therapeutic areas worldwide.

Rick brings to Medtronic a broad background and expertise in many different areas of healthcare. Prior to Medtronic he was the Founder and Chief Scientific Officer of the Harvard Clinical Research Institute (HCRI), a university-based contract research organization which coordinates National Institutes of Health (NIH) and industry clinical trials with the United States Food and Drug Administration (FDA). Rick has directed over 100 multicenter clinical trials and has authored more than 200 original publications. His major interests are traditional and alternative clinical trial design and biostatistics.

Rick also served as Associate Professor of Medicine at Harvard Medical School, Chief of the Division of Clinical Biometrics, and an interventional cardiologist in the division of cardiovascular diseases at the Brigham and Women’s Hospital in Boston, MA.

Rick graduated from Miami University, and received his medical degree from Case Western Reserve University School of Medicine. He completed his residency in internal medicine at the University of Texas Southwestern Medical School, and then completed fellowships in cardiovascular diseases and interventional cardiology at the Beth Israel Hospital and Harvard Medical School, Boston. Rick received his Master’s of Science in biostatistics from the Harvard School of Public Health.

LUANN PENDY, Ph. D.

Senior Vice President, Global Quality

Luann Pendy, Ph.D., is the Senior Vice President of Global Quality. In this role, Luann oversees all global quality operations for the company. Luann is a member of Medtronic’s executive management team and serves as the Executive Sponsor for the Medtronic Women’s Network Minnesota Hub. In 2014, Luann received the “Women in Energy” award from the Women’s Leadership Group in Advanced Energy, part of Medtronic’s Surgical Technologies business. She joined Medtronic in 2008 as the Vice President of Corporate Quality.

Prior to Medtronic, Luann served as Corporate Vice President of Global Quality and Regulatory Affairs at Hospira, Inc. In that role, she led worldwide quality and regulatory affairs for the design and manufacturing of medical devices and pharmaceuticals. Previously, Luann spent 17 years at Abbott Laboratories, where she held several leadership roles in technical product development and quality for the diagnostics, devices and pharmaceutical business divisions.

Luann received her Bachelor of Science degree from the University of Michigan and her Doctorate of Philosophy in Immunology from Rush University in Chicago, Illinois.

GEOFF S. MARTHA

Senior Vice President, Chief Integration Officer, Strategy and Business Development

Geoff S. Martha joined Medtronic as Senior Vice President of Strategy and Business Development on August 29, 2011. In his role, Geoff will have responsibility for leading the development of Medtronic’s global strategic plan, business development and acquisition integration for the company.

Prior to joining Medtronic, Geoff served as Managing Director of Business Development at GE Healthcare, where he was responsible for global business development efforts, including acquisitions, divestitures, joint ventures and equity investments. In his 19-year career with GE, Geoff held several leadership roles in business leadership, corporate development, strategic marketing, and sales management. His previous roles included General Manager for Technology Finance, GE Capital’s technology equipment financing business; Senior Vice President, Business Development for Vendor Financial Services; General Manager for Colonial Pacific Leasing; and Vice President, Business Development for Potomac Federal, the GE Capital federal financing investment bank.

Geoff received a bachelor’s of science in Finance with highest honors from Pennsylvania State University. He is a Six Sigma Green Belt and serves on the Penn State Ice Hockey Development Council.

STEPHEN N. OESTERLE, M.D.

Senior Vice President for Medicine and Technology

Steve joined Medtronic in 2002 as Senior Vice President for Medicine and Technology. In this role, Steve provides executive leadership for Medtronic scientific research, formation of technological strategies and continued development of strong cooperative relationships with the world’s medical communities, technical universities, financial institutions and emerging medical device companies.

Previously, Steve served as Associate Professor of Medicine at the Harvard University Medical School and as Director of Invasive Cardiology Services at Massachusetts General Hospital, Boston. A teacher and innovator in the field of cardiac catheterization, he has also developed and directed interventional cardiology programs at Good Samaritan Hospital, Los Angeles; at Georgetown University; and at Stanford University.

Steve is a 1973 summa cum laude graduate of Harvard College and received his medical doctorate from Yale University in 1977. He completed his internship and residency at Massachusetts General Hospital and also served a fellowship in interventional cardiology at Stanford.

KATIE SZYMAN

Senior Vice President, Global Channel Management

Katie Szyman was named Senior Vice President, Global Channel Management in June 2014. Previously, she served as Senior Vice President and Group President of Medtronic Diabetes from November 2012, overseeing research, development, operations, sales and marketing for the company’s world leading insulin infusion pumps and continuous glucose monitoring systems. She was Senior Vice President and President of the Diabetes business unit from August 2009 until November 2012.

Katie first joined Medtronic in 1991 and has held a variety of leadership roles since joining the company, including Senior Vice President of Corporate Strategy and Innovation, Vice President and General Manager of Endovascular Innovations, and Vice President of Finance for the Vascular business. She has also held several International positions in Belgium and Switzerland.

Katie serves on the board of CHI-California Healthcare Institute, a nonprofit public policy research organization representing leading California academic institutions, biotechnology, medical device, diagnostics and pharmaceutical firms. She graduated Magna Cum Laude from the University of St. Thomas in 1988 and received her master’s degree in business administration from Harvard Business School in 1997.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition, the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Medtronic Holdings Limited (“New Medtronic”) has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes the preliminary Joint Proxy Statement of Medtronic, Inc. (“Medtronic”) and Covidien plc (“Covidien”) that also constitutes a preliminary Prospectus of New Medtronic. The registration statement is not complete and will be further amended. Medtronic and Covidien plan to mail to their respective shareholders the final Joint Proxy Statement/Prospectus (including the Scheme) in connection with the transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING THE SCHEME) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDTRONIC, COVIDIEN, NEW MEDTRONIC, THE TRANSACTIONS AND RELATED MATTERS. Investors and security holders are able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed with the SEC by New Medtronic, Medtronic and Covidien through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders are able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Medtronic and New Medtronic with the SEC by contacting Medtronic Investor Relations at investor.relations@medtronic.com or by calling 763-505-2696, and will be able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Covidien by contacting Covidien Investor Relations at investor.relations@covidien.com or by calling 508-452-4650.

PARTICIPANTS IN THE SOLICITATION

Medtronic, New Medtronic and Covidien and certain of their respective directors and executive officers and employees may be considered participants in the solicitation of proxies from the respective shareholders of Medtronic and Covidien in respect of the transactions contemplated by the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Medtronic and Covidien in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the final Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Medtronic’s directors and executive officers is contained in Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 25, 2014 and its Proxy Statement on Schedule 14A, dated July 11, 2014, which are filed with the SEC. Information regarding Covidien’s directors and executive officers is contained in Covidien’s Annual Report on Form 10-K for the fiscal year ended September 27, 2013 and its Proxy Statement on Schedule 14A, dated January 24, 2014, which are filed with the SEC.

Covidien Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to Covidien’s estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Covidien’s current perspective of existing trends and information as of the date of this communication. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. It is important to note that Covidien’s goals and expectations are not predictions of actual performance. Actual results may differ materially from Covidien’s current expectations depending upon a number of factors affecting Covidien’s business, Medtronic’s business and risks associated with the proposed transactions. These factors include, among others, the inherent uncertainty associated with financial projections; the timing to consummate the proposed transactions; the risk that a condition to closing of the proposed transactions may not be satisfied; the risk that the required regulatory approvals for the proposed transactions are not obtained, are delayed or are subject to conditions that are not anticipated; New Medtronic’s ability to achieve the synergies and value creation contemplated by the proposed transactions; the anticipated size of the markets and continued demand for Medtronic’s and Covidien’s products; New Medtronic’s ability to promptly and effectively integrate Medtronic’s and Covidien’s businesses; the diversion of management time on transaction-related issues; competitive factors and market conditions in the industry in which Covidien operates; Covidien’s ability to obtain regulatory approval and customer acceptance of new products, and continued customer acceptance of Covidien’s existing products; and the other risks identified in Covidien’s periodic filings including its Annual Report on Form 10-K for the fiscal year ended September 27, 2013, and from time to time in Covidien’s other investor communications. We caution you that the foregoing list of important factors is not exclusive. In addition, in light of these risks and uncertainties, the matters referred to in Covidien’s forward-looking statements may not occur. Covidien undertakes no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as may be required by law.

Statement Required by the Irish Takeover Rules

The directors of Medtronic accept responsibility for the information contained in this announcement other than that relating to Covidien and the Covidien Group and the directors of Covidien and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Medtronic (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The directors of Covidien accept responsibility for the information contained in this announcement relating to Covidien and the directors of Covidien and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Covidien (who have taken all reasonable care to ensure such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

No statement in this announcement is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Medtronic or Covidien or New Medtronic as appropriate. No statement in this announcement constitutes an asset valuation.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS.